

January 29, 2013

Via E-mail
Dror Moran
Vice President and Chief Financial Officer
Alon Holdings Blue Square – Israel Ltd.
2 Amal Street
Rosh Ha'ayin 48092, Israel

      Re: Alon Holdings Blue Square – Israel Ltd.
               Form 20-F for Fiscal Year Ended December 31, 2011
               Filed April 30, 2012
               Response dated January 17, 2013
               File No. 1-14426

Dear Mr. Moran:

      We have reviewed your response dated January 17, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-12

Note 21 – Loans From Banks and Others, Debentures and Convertible Debentures, page F-93

1. We reviewed your response to comment 8 in our letter dated December 20, 2012. You state that the subsidiaries' financial covenants relate to minimum equity requirements and ratios such as debt to equity. Please tell us your consideration of whether the transfer of funds to you in the form of cash dividends, loans or advances could violate either financial covenant and thus restrict a portion of the subsidiaries' net assets. Please note that if restricted net assets of your consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year, you should provide the condensed financial information required by Rule 12-04 of Regulation

S-X. Please refer to Schedule I of Rule 5-04 of Regulation S-X and again tell us your consideration of this requirement.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding our comment. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc:	Perry Wildes
	Gross, Kleinhendler, Hodak, Halevy, Greenburg & Co.